UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

APT SATELLITE HOLDINGS LIMITED

(Registrant’s name)

Room 3111-3112, 31/F, One Pacific Place, 88 Queensway, Hong Kong K3

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                      Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No     X

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

DISCLOSABLE AND CONNECTED TRANSACTIONS
THE NEW AGREEMENT
REASONS FOR ENTERING INTO THE NEW AGREEMENT
GENERAL
DEFINITIONS
SIGNATURES

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

APT SATELLITE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

DISCLOSABLE AND CONNECTED TRANSACTIONS

On 11 April 2003, APT (HK) and the Lessee entered into the New Agreement. Under the New Agreement, APT (HK) has agreed, subject to certain conditions, to lease 6 Transponders exclusively to the Lessee and, upon the written request of the Lessee, to make available 5 additional Transponders for lease to the Lessee provided that such request is made within three years from the date APSTAR V commences operation. Subject to the provisions of the New Agreement, APT (HK) has agreed to provide operation and maintenance services to the Lessee for the Fees through APSTAR V’s useful life.

The New Agreement is intended to supercede the Old Lease Agreement dated 8 January 2001 pursuant to which the Lessee was to lease 15 Transponders from APT (HK).

The maximum aggregate value of the lease price for the 11 Transponders and the Fees payable under the New Agreement will amount to US$85,677,692 (approximately HK$668.3 million), representing approximately 27.1% of the book value of the net tangible assets of the Company of approximately HK$2,468.3 million as at 31 December 2002 as disclosed in its latest published audited consolidated accounts. The Lessee is the holding company of SingaSat, which is a substantial shareholder of APT Satellite Telecommunications Limited, an indirect subsidiary of the Company, and is a connected person under the Listing Rules. Accordingly, the transactions contemplated under the New Agreement constitute discloseable and connected transactions of the Company under the Listing Rules.

THE NEW AGREEMENT

Date

11 April 2003

Parties

1.	APT (HK), a wholly-owned subsidiary of the Company

2.	Lessee, the holding company of SingaSat. SingaSat is a substantial shareholder of APT Satellite Telecommunications Limited, an indirect subsidiary of the Company. SingaSat holds approximately 5.53% of the issued share capital of the Company and approximately 28.57% of the issued share capital in APT International, which in turn holds approximately 51.92% of the issued share capital of the Company

Transactions

APT (HK) and the Lessee have entered into the New Agreement for the leasing of 6 Transponders of APSTAR V through APSTAR V’s useful life, which is expected to be not less than 13 years. Under the New Agreement, the fixed aggregate lease price for 6 Transponders of APSTAR V will be US$33,657,000 (approximately HK$262.5 million).

APT (HK) has also granted the Lessee the right to lease up to 5 additional Transponders upon the written request of the Lessee provided that such request is made within three years from the date APSTAR V commences operation, which is expected to take place in the fourth quarter of 2003. Under the New Agreement, the fixed aggregate lease price for all 5 additional Transponders of APSTAR V will be US$22,157,525 (approximately HK$172.8 million). Subject to the provisions of the New Agreement, the maximum amount of the lease price for 11 Transponders payable by the Lessee to APT (HK) will be US$55,814,525 (approximately HK$435.4 million)

Subject to the provisions of the New Agreement, APT (HK) has also agreed to provide operational and maintenance services to the Lessee through APSTAR V’s useful life for the Fees which will cover all costs associated with operations and management of the Transponders as well as tracking, telemetry and command services, and all necessary insurance including in-orbit insurance and third party liability insurance and maintenance. The fixed aggregate value of the Fees for the 6 Transponders amounts to US$16,289,000 (approximately HK$127.1 million); the annual amounts of the Fees will range from US$846,000 (approximately HK$6.6 million) to US$1,413,000 (approximately HK$11.0 million). If the Lessee exercises its rights to lease 5 additional Transponders, the fixed aggregate amount of the Fees for those additional Transponders will amount to US$13,574,167 (approximately HK$105.9 million) and the annual amounts of the Fees will range from US$705,000 (approximately HK$5.5 million) to US$1,177,500 (approximately HK$9.2 million).

The maximum aggregate value of the lease price for the 11 Transponders and the Fees payable under the New Agreement will amount to US$85,677,692 (approximately HK$668.3 million), representing approximately 27.1% of the book value of the net tangible assets of the Company of approximately HK$2,468.3 million as at 31 December 2002 as disclosed in its latest published audited consolidated accounts.

The Lessee is a connected person under the Listing Rules because it is the holding company of SingaSat, a substantial shareholder of APT Satellite Telecommunications Limited, an indirect subsidiary of the Company. Accordingly, the transactions contemplated under the New Agreement constitute discloseable and connected transactions of the Company under the Listing Rules.

The provision of operational and maintenance services is part and parcel of the leasing of the transponders. The Lease and the provision of operational and maintenance services altogether are considered to be one single transaction because once the Lease has commenced, the Lessee would require operational and maintenance services throughout the term of the lease of the Transponders, which is expected to be not less than 13 years, and such services must be negotiated and put in place at the same time as the lease agreement.

The New Agreement is intended to supercede the Old Lease Agreement dated 8 January 2001 pursuant to which the Lessee was to lease 15 Transponders from APT (HK). On 8 January 2001, an announcement was made by the Company with respect to, among other things, the Old Lease Agreement. The Company had disclosed the Old Lease Agreement as a disclosable transaction due to an inadvertent oversight on the Company’s part; however, the Old Lease Agreement was in fact a connected and disclosable transaction under the Listing Rules. Although the Old Lease Agreement was executed, it did not go into effect as the events for commencement as stipulated therein had not occurred. Failure by the Company to comply with the disclosure and approval requirements in respect of the Old Lease Agreements under the Listing Rules as connected transactions constitutes a breach of the Listing Rules. The Exchange has indicated that it reserves the right to take appropriate action against the Company and its directors for such breach of the Listing Rules.

Term

The Lease will begin as of the Commencement Date, which is expected to be in the forth quarter of 2003, and continue until the end of the useful life of APSTAR V which is expected to be not less than 13 years.

Payment of the lease price and the Fees

The Lessee will pay to APT (HK):

i)	a security deposit of US$4,000,000 (approximately HK$31.2 million) on signing of the New Agreement which shall be refunded (without interest) subject to the occurrence of certain events as set out in the New Agreement;

ii)	US$29,657,000 (approximately HK$231.3 million), being the lease price for 6 Transponders of US$33,657,000 net of the security deposit of US$4,000,000, within 14 days after APT (HK) demonstrating to the Lessee by in-orbit testing that the Transponders have met the transponder performance specifications and are free from unacceptable interference as set out in the New Agreement, and the Transponders are available for use by the Lessee; and

iii)	the Fees for the Transponders by two semi-annual installments per annum which, in the case of 11 Transponders, amount to US$29,863,167 (approximately HK$232.9 million) through APSTAR V’s useful life, which is expected to be not less than 13 years; and

iv)	the lease price for any additional Transponders within 14 days after APT (HK) demonstrating to the Lessee by in-orbit testing that the additional Transponders have met the transponder performance specifications and are free from unacceptable interference as set out in the New Agreement and the Transponders are available for use by the Lessee which, in the case of leasing for 5 additional Transponders, amounts to US$22,157,525 (approximately HK$172.8 million) if written request for such lease is made by the Lessee.

Title

APT (HK) will remain as the title owner of the Transponders at all times notwithstanding the payment of the lease price by the Lessee under the New Agreement.

Commencement of the New Agreement

The New Agreement will be effective upon the occurrence of the following events:

i.	APSTAR V is launched and has reached its assigned orbital location successfully which is expected to be in the fourth quarter of 2003;

ii.	APT (HK) has conducted the necessary frequency coordination for the orbital location of APSTAR V in accordance with the Radio Regulations of the International Telecommunications Union and obtained the necessary licenses for the launch and operation of APSTAR V in Hong Kong;

iii.	APT (HK) has provided the necessary test reports and data confirming that the Transponders meet the transponder performance specifications as set out in the New Agreement and are available for use by the Lessee; and

iv.	APT (HK) has received timely payments from the Lessee according to the payment schedule set out in the New Agreement.

Termination

APT (HK) or the Lessee may terminate the New Agreement upon the occurrence of, among others, the following:

i.	a material breach or default of any of the provision of the New Agreement by either APT (HK) or the Lessee;

ii.	APSTAR V’s being removed from its orbital position; and

iii.	launch failure of APSTAR V.

The Lessee may also terminate the New Agreement by agreeing to pay a termination liability as set out in the New Agreement.

If the completion of the New Agreement does not occur within two months following the completion of in-orbit testing after launch as provided in the New Agreement or the New Agreement has been terminated by either party, APT (HK) shall have the full right to sell or lease the Transponders to any third party.

REASONS FOR ENTERING INTO THE NEW AGREEMENT

The Group is engaged in the provision of satellite transponder services for the international and Asia-Pacific broadcasting and telecommunications sectors. The transactions contemplated under the New Agreement are in the ordinary and usual course of the Group’s businesses. The Directors, including the independent non-executive Directors, have confirmed that the terms of the New Agreement have been negotiated on normal commercial terms, on an arms’ length basis, with reference to the total project cost prior to the launch of APSTAR V, the costs of services to be rendered and with due consideration to entering into the New Agreement prior to the launching of APSTAR V.

The leasing of Transponders will produce operating revenue through APSTAR V, and the Fees to be generated each year through APSTAR V’s useful life will provide a continuous stream of income to the Company and strengthen its financial position.

GENERAL

As mentioned above, the transactions contemplated under the New Agreement constitute connected transactions under the Listing Rules and are therefore subject to approval by independent shareholders of the Company at a special general meeting in which SingaSat and its associates will abstain from voting.

An independent board committee will be established and the Company will appoint an independent financial adviser to advise the independent board committee of the Company as to the fairness and reasonableness of the terms of the New Agreement so far as the independent shareholders of the Company are concerned. A circular containing i) further details of the New Agreement; ii) the opinion from the independent board committee of the Company; iii) the opinion from the independent financial adviser to the independent board committee of the Company in relation to the New Agreement; and iv) a notice of a special general meeting will be despatched to the shareholders as soon as practicable.

DEFINITIONS

Terms used in this announcement have the meanings set out below unless the context requires otherwise.

“APSTAR V”	A new satellite based on a FS1300 model satellite with 38 C-band and 16 Ku-band transponders
“APT (HK)”	APT Satellite Company Limited, a wholly-owned subsidiary of the Company and incorporated in Hong Kong with limited liability
“APT International”	APT Satellite International Company Limited, a company incorporated in the British Virgin Islands on 4 October 1996; a major shareholder of and is interested in approximately 51.92% of the Company. It is owned as to approximately 28.57% by SingaSat and the remaining 71.43% by four other parties (namely, 28.57% by China Telecommunications Broadcast Satellite Corporation and 14.29% by each of China Aerospace Science & Technology Corporation, CASIL Satellite Holdings Limited, and Kwang Hua Development and Investment Limited) who are independent of and not connected to the Lessee, SingaSat or their respective associates.
“associates”	has the same meaning as ascribed thereto in the Listing Rules
“Board”	the board of Directors of the Company
“Commencement Date”	the date on which the events summarized in the section headed “Commencement of the New Agreement” have occurred

“Companies Act”	The Companies Act 1981 of Bermuda (as amended)
“Company”	APT Satellite Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
“connected persons”	has the same meaning as ascribed thereto in the Listing Rules
“Directors”	the directors of the Company
“Fees”	annual management fees for the operation and maintenance services which cover all costs associated with the operation and management of the Transponders payable by the Lessee in two semi-annual installments per annum through APSTAR V’s useful life; the aggregate value of the Fees for 11 Transponders is US$29,863,167 or approximately HK$232.9 million
“Group”	the Company and its subsidiaries
“Lease”	the leasing of 6 Transponders (and an additional 5 Transponders at the request of the Lessee) through APSTAR V’s useful life, which is expected to be not less than 13 years, by APT (HK) to the Lessee
“Lessee”	Singapore Telecommunications Limited, a company incorporated in Singapore with limited liability and the holding company of SingaSat
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange
“Old Lease Agreement”	an agreement dated 8 January 2001 entered into between APT (HK) and the Lessee for the leasing of 15 Transponders
“New Agreement”	an agreement dated 11 April 2003 between APT (HK) and the Lessee in relation to the Lease and the provision of maintenance services and which supercedes the Old Lease Agreement
“SingaSat”	SingaSat Private Limited, a limited liability company incorporated in Singapore on 7 July 1994 which currently holds 5.53% of the Company’s issued share capital and 28.57% of the issued share capital of APT International (which in turn holds 51.92% of the issued share capital of the Company)
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary”	has the same meaning as ascribed thereto in the Listing Rules
“Transponders”	the C-band (standard or extended) transponders on APSTAR V to be leased by the Lessee under the New Agreement
“HK$”	Hong Kong dollars
“US$”	United States dollars

By Order of the Board Brian Lo Company Secretary

Hong Kong, 14 April 2003

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

     Date: April 14, 2003.

APT Satellite Holdings Limited

By	/s/ Chen Zhaobin

Chen Zhaobin Executive Director and President